Hitek Global Inc.

VIA EDGAR

October 9, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attn: Matthew Crispino

Re:	Hitek Global Inc. Registration Statement on Form F-3 Initially Filed on August 22, 2024, as amended File No. 333-281723

Hitek Global Inc. hereby requests to withdraw its request for acceleration of effectiveness of the above referenced Registration Statement.

Very truly yours,

By:	/s/ Xiaoyang Huang
Name:	Xiaoyang Huang
Title:	Chief Executive Officer